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David J. Baum	Direct dial:202-239-3346	E-Mail:david.baum@alston

August 19, 2011

VIA

EDGAR

Filing Desk

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-2521

Re:	Northern Lights Fund Trust II (File Nos. 333-174926; 811-22549): Post-Effective Amendment No. 3 to the Trust’s Registration Statement on Form N-1A - the North Star Opportunity Fund

Ladies and Gentlemen:

On behalf of Northern Lights Fund Trust II (the “Trust”) and its series, the North Star Opportunity Fund, accompanying this letter for filing under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to Rule 485(a)(2) thereunder, is a copy of Post-Effective Amendment No. 3 to the Trust’s Registration Statement on Form N-1A (‘Post-Effective Amendement No. 3”).    This series is being formed as shell series with the expectation that the North Star Opportunity Fund, L.P., a currently existing private fund, will be reorganized into it.

Please call me at (202) 239-3346 if you have any questions or comments regarding this filing.

Sincerely,

/s/  David J. Baum

David J. Baum

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